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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811- 21629				Date examination completed: September 30, 2013
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Special Value Expansion Fund, LLC
4. Address of principal executive office (number, street, city, state, zip code): 2951 28th Street, Suite 1000, Santa Monica, CA 90405

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SECís Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the companyís securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Special Value Expansion Fund, LLC (the “Fund”)

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Tennenbaum Capital Partners, LLC (the “Advisor”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Advisor Act of 1940 (the “Act”) as of September 30, 2013 and for the period from October 1, 2012 to September 30, 2013 (the “Examination Period”). Management is responsible for the Advisor’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Advisor’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Advisor’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. The Advisor maintains a securities ledger (the “Securities Ledger”) for all securities for all collateral held on behalf of the Fund by the Advisor or its affiliate. Included among our procedures were the following tests performed during the Examination Period:

•	Count and inspection of all securities listed in the Securities Ledger. We counted and inspected all securities held in the vault of Wells Fargo Bank (“Wells”) in Santa Monica, California, without prior notice to management;

•	Confirmation of all securities held by Wells. We requested written confirmation directly with the investee companies of the Funds and received responses from all investee companies with no discrepancies;

•	Reconciliation of all such securities counted and inspected to those reflected in the Securities Ledger of the Advisor; and

•	Vouched any securities purchases or sales during our Examination Period from the Securities Ledger of the Advisor to third party broker statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Advisor’s compliance with specified requirements.

In our opinion, management's assertion that Tennenbaum Capital Partners, LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2013 and during the Examination Period, with respect to securities reflected in the Securities Ledger of the Advisor is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Members of Tennenbaum Capital Partners, LLC, the Fund, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California

December 27, 2013